Exhibit 97

EMBOTELLADORA ANDINA S.A.

CLAWBACK POLICY

1.

Purpose. The purpose of this Embotelladora Andina S.A. (“Andina”, and jointly with its subsidiaries, the “Company”) Clawback Policy (this “Policy”) is to enable the Company to recover Erroneously Awarded Compensation from Covered Executive Officers.

2.	Definitions. As used in this Policy, the following capitalized terms shall have the meanings set forth below.
a.

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or to correct an error that is not material to the previously issued financial statements, but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

b.

“Accounting Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if the Board’s action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

c.

“Applicable Period” means, the three completed fiscal years immediately preceding the Accounting Restatement Date, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

d.	“Board” means the board of directors of Embotelladora Andina S.A.
e.

“Covered Executive Officer” means an individual who is currently or previously served as the Company’s principal executive officer, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), vice president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), an officer who performs (or performed) a policy-making function, or any other person who performs (or performed) similar policy-making functions for the Company or is otherwise determined to be an executive officer of Embotelladora Andina S.A. or its subsidiaries.

f.

“Erroneously Awarded Compensation” means, the amount of Incentive-Based Compensation actually Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts in such Accounting Restatement, and must be computed without regard to any taxes paid by the relevant Covered Executive

Officer; provided, however, that for Incentive-Based Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was Received and (ii) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange (“NYSE”).

g.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure that is derived wholly or in part from such measure.

h.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is deemed “Received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. Notwithstanding the foregoing, compensation amounts shall not be considered “Incentive-Based Compensation” for purposes of the Policy unless such compensation is Received (1) while the Company has a class of securities listed on a US securities exchange and (2) on or after October 2nd, 2023.

3.

Administration. This Policy shall be administered by the Audit/Directors Committee of the Board (the “Audit Committee”) or a special committee comprised of members of the Audit Committee. For purposes of this Policy, the body charged with administering this Policy shall be referred to herein as the “Administrator”. The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. All determinations and decisions made by the Administrator pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its affiliates, its stockholders and Covered Executive Officers. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee). Any action or inaction by the Administrator with respect to a Covered Executive Officer under this Policy in no way limits the Administrator’s decision to act or not to act with respect to any other Covered Executive Officer under this Policy or under any similar policy, agreement or arrangement, nor shall any such action or inaction serve as a waiver of any rights the Company may have against any Covered Executive Officer other than as set forth in this Policy.

4.

Application of this Policy. The Policy applies to each current and former Covered Executive Officer of the Company who serves or served as an Covered Executive Oﬃcer at any time during a performance period in respect of which Incentive-Based Compensation is Received, to the extent that any portion of such Incentive Compensation is (a) Received by the Covered Executive Officer during the Applicable Period and (b) determined to have included Erroneously Awarded Compensation.

5.

Recovery Erroneously Awarded Compensation. If any Erroneously Awarded Compensation is Received by a Covered Executive Officer, the Company shall reasonably promptly take steps to recover such Erroneously Awarded Compensation, in amounts determined pursuant to this Policy. Recovery under this Policy with respect to a Covered Executive Officer shall not require the finding of any misconduct by such Covered Executive Officer or such Covered Executive Officer being found responsible for the accounting error leading to an Accounting Restatement. In the event of an Accounting Restatement, the method for recouping Erroneously Awarded Compensation shall be determined by the Administrator in its sole and absolute discretion.

Recovery may include, without limitation, (i) reimbursement of all or a portion of any incentive compensation award, (ii) cancellation of incentive compensation awards and (iii) any other method authorized by applicable law or contract.

Notwithstanding anything in this Policy to the contrary, Erroneously Awarded Compensation need not be recovered pursuant to this Policy if the Administrator (or, if the Administrator is not composed solely of Independent Directors, a majority of the Independent Directors serving on the Board) has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

a.

The direct expenses paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before reaching such conclusion, the Administrator must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE; or

b.

Recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and must provide such opinion to the NYSE.

6.

Prohibition on Indemnification and Insurance Reimbursement. The Company is prohibited from indemnifying any Covered Executive Officer against the loss of any Erroneously Awarded Compensation. Further, the Company is prohibited from paying or reimbursing a Covered Executive Officer for the cost of purchasing insurance to cover any such loss. The

Company is also prohibited from entering into any agreement or arrangement whereby this Policy would not apply or fail to be enforced against a Covered Executive Officer.

7.

Amendment; Termination. The Board or its Audit/Directors Committee may amend this Policy from time to time in its sole and absolute discretion. The Board may terminate this Policy at any time; provided, that the termination of this Policy would not cause the Company to violate any applicable laws.

8.	Effective Date. This Policy shall be effective as of December 1st, 2023 (the “Effective Date”).
9.	Versions. In the event of any discrepancy between the English and Spanish versions of this Policy, the English version shall prevail.

This Policy shall not limit the rights of the Company to take any other actions or pursue other remedies that the Company may deem appropriate under the circumstances and under applicable law.

This Policy is binding and enforceable against all Covered Executive Officers of the Company and their beneficiaries, heirs, executors, administrators or other legal representatives.